FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of June, 2005


                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....  Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............      No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 04-1 PLC

                                     By:  L.D.C. Securitisation Director No. 1


                                     By: /s/ Sharon Tyson
                                         --------------------------------------
                                     Name:  Sharon Tyson
                                     Title: Director


Date:  August 19, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By: /s/ Jonathan David Rigby
                                         --------------------------------------
                                     Name:  Jonathan David Rigby
                                     Title: Director


Date:  August 19, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By: /s/ Daniel Le Blancq
                                         --------------------------------------
                                     Name:  Daniel Le Blancq
                                     Title: Director


Date:  August 19, 2005

INVESTORS' MONTHLY REPORT
-------------------------

GRANITE MORTGAGES 04-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 June 2005 - 30 June 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                     302,724

Current Balance - Trust Mortgage Assets            (GBP)28,231,430,154

Current Balance - Trust Cash and other Assets      (GBP)1,905,576,682

Last Months Closing Trust Assets                   (GBP)31,596,778,815

Funding share                                      (GBP)18,139,626,152

Funding 2 share                                    (GBP)7,885,265,191

Funding and Funding 2 share                        (GBP)26,024,891,343

Funding and Funding 2 Share Percentage               86.36%

Seller Share*                                      (GBP)4,112,115,493

Seller Share Percentage                              13.64%

Minimum Seller Share (Amount)*                     (GBP)1,812,464,839

Minimum Seller Share (% of Total)                     6.01%

Excess Spread last quarter annualised (% of Total)    0.41%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                  Number      Principal (GBP)   Arrears (GBP)   By Principal (%)

< 1 Month         297,351    27,719,748,867         0              98.19%

> = 1 < 3 Months   4,381     422,071,137        3,556,140           1.50%

> = 3 < 6 Months    781      71,838,639         1,666,979           0.25%

> = 6 < 9 Months    184      15,856,034          631,935            0.06%

> = 9 < 12 Months   26       1,860,327           107,695            0.01%

> = 12 Months        1        55,150              4,115             0.00%

Total             302,724    28,231,430,154      5,966,864        100.00%
-------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                          Number         Principal ((GBP))   Arrears ((GBP))

Total (since inception)    485               33,836,318        1,653,827
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                          145

Number Brought Forward                                            107

Repossessed (Current Month)                                       38

Sold (since inception)                                            340

Sold (current month)                                              57

Sale Price / Last Loan Valuation                                 1.05

Average Time from Possession to Sale (days)                       132

Average Arrears at Sale                                         (GBP)3,249

Average Principal Loss (Since inception)*                        (GBP)744

Average Principal Loss (current month)**                        (GBP)2,795

MIG Claims Submitted                                               9

MIG Claims Outstanding                                             3

Average Time from Claim to Payment                                53

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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.

**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                            Number          Principal ((GBP))

Substituted this period                       0                (GBP)0

Substituted to date (since 26 March 2001)  631,014         (GBP)56,601,148,674
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                                             % of CPR

Current Month % of CPR - Removals*                             62.30%

Previous Month % of CPR - Removals*                            51.90%

Current Month % of CPR - Non-Removals**                        37.70%

Previous Month % of CPR - Non-Removals**                       48.10%
-------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)

**Non-Removals are scheduled repayments, overpayments and redemptions

-------------------------------------------------------------------------------
                                             Monthly         Annualised

Current Month CPR Rate - Total                6.50%            55.33%

Previous Month CPR Rate - Total               4.85%            44.95%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                    24.68

Weighted Average Remaining Term (by value) Years                20.74

Average Loan Size                                           (GBP)93,258

Weighted Average LTV (by value)                                75.17%

Weighted Average Indexed LTV (by value)                        68.11%

Non Verified (by value)                                        40.11%
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Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                        51.48%

Together (by balance)                                          22.76%

Capped (by balance)                                             0.59%

Variable (by balance)                                          21.52%

Tracker (by balance)                                            3.66%

Total                                                          100.0%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Geographic Analysis

                  Number          % of Total      Value ((GBP))      % of Total

East Anglia        5,982            1.98%         565,982,580          2.00%

East Midlands     21,285            7.03%        1,802,038,437         6.38%

Greater London    36,011           11.90%        5,464,402,317        19.36%

North             32,066           10.59%        1,977,592,686         7.00%

North West        40,428           13.35%        3,064,417,305        10.85%

Scotland          40,115           13.25%        2,734,540,263         9.69%

South East        44,329           14.64%        5,648,564,329        20.01%

South West        19,206            6.34%        2,018,005,541         7.15%

Wales             12,510            4.13%        949,022,973           3.36%

West Midlands     19,836            6.55%        1,752,860,790         6.21%

Yorkshire         30,956           10.23%        2,254,002,932         7.98%

Total             302,724           100%         28,231,430,154         100%
-------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------
                                   Number           Value ((GBP))    % of Total


0% < 25%                           11,598          442,268,943         1.57%

> = 25% < 50%                      37,034          2,774,502,491       9.83%

> = 50% < 55%                      11,615          1,055,435,235       3.74%

> = 55% < 60%                      12,573          1,204,010,908       4.26%

> = 60% < 65%                      14,500          1,469,259,883       5.20%

> = 65% < 70%                      17,662          1,786,954,783       6.33%

> = 70% < 75%                      22,635          2,349,045,800       8.32%

> = 75% < 80%                      22,927          2,614,166,128       9.26%

> = 80% < 85%                      38,163          4,145,793,561      14.69%

> = 85% < 90%                      36,399          3,690,980,978      13.07%

> = 90% < 95%                      55,446          4,737,457,207      16.78%

> = 95% < 100%                     21,587          1,919,351,427       6.80%

> = 100%                             585           42,202,809          0.15%

Total                              302,724         28,231,430,154    100.0%

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Repayment Method

-------------------------------------------------------------------------------
                                   Number           Value ((GBP))   % of Total

Endowment                          21,564          1,640,935,762       5.81%

Interest Only                      54,260          7,841,620,550      27.78%

Pension Policy                       527           52,582,294          0.19%

Personal Equity Plan                 935           69,685,408          0.25%

Repayment                          225,438         18,626,606,140     65.98%

Total                              302,724         28,231,430,154    100.00%
-------------------------------------------------------------------------------


Employment Status

-------------------------------------------------------------------------------
                                   Number           Value ((GBP))   % of Total

Full Time                          263,865         23,211,554,604     82.22%

Part Time                           3,936          254,553,010         0.90%

Retired                              434           13,600,615          0.05%

Self Employed                      31,530          4,606,889,436      16.32%

Other                               2,959          144,832,488         0.51%

Total                              302,724         28,231,430,154    100.00%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                    6.84%

Effective Date of Change                         1 September 2004
-------------------------------------------------------------------------------

Notes    Granite Mortgages 04-1 plc

                   Outstanding          Rating      Reference Rate    Margin
                                  Moodys/S&P/Fitch

Series 1

A1                  $0              P-1/A-1+/F1+         N/A          -0.04%

A2               $683,000,000       Aaa/AAA/AAA         3.50%          0.07%

B                $52,000,000         Aa3/AA/AA          3.64%          0.21%

M                $72,000,000           A2/A/A           3.84%          0.41%

C                $108,000,000       Baa2/BBB/BBB        4.33%          0.90%

Series 2

A1               $1,185,000,000       Aaa/AAA/AAA       3.59%          0.16%

A2                 (euro)900,000,000  Aaa/AAA/AAA       2.28%          0.16%

B                  (euro)91,000,000     Aa3/AA/AA       2.46%          0.34%

M                  (euro)45,000,000      A2/A/A         2.69%          0.57%

C                  (euro)60,000,000   Baa2/BBB/BBB      3.19%          1.07%

Series 3

A                (GBP)600,000,000      Aaa/AAA/AAA      5.02%          0.16%

B                (GBP)23,000,000         Aa3/AA/AA      5.20%          0.34%

M                (GBP)10,000,000          A2/A/A        5.43%          0.57%

C                (GBP)20,000,000      Baa2/BBB/BBB      5.93%          1.07%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                                   % of Notes
                                                                   Outstanding

Class B and M Notes ((GBP) Equivalent)           (GBP)194,305,490      7.61%

Class C Notes ((GBP) Equivalent)                 (GBP)120,180,421      4.71%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                    % of Funding
                                                                        Share

Class B and M Notes ((GBP) Equivalent)           (GBP)194,305,490      1.07%

Class C Notes ((GBP) Equivalent)                 (GBP)120,180,421      0.66%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Granite Mortgages 04-1 Reserve Fund Requirement  (GBP)60,000,000       0.33%

Balance Brought Forward                          (GBP)60,000,000       0.33%

Drawings this Period                                 (GBP)0            0.00%

Excess Spread this Period                        (GBP)3,628,781        0.02%

Funding Reserve Fund Top-up this Period*        -(GBP)3,628,781       -0.02%

Current Balance                                  (GBP)60,000,000       0.33%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Funding Reserve Balance                          (GBP)82,337,162       0.45%

Funding Reserve %                                     1.0%              NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)8 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)8 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.